Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

Canarc Appoints US Exploration Manager

Vancouver, Canada –May 23, 2017 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to announce the appointment of Dr. Jacob Margolis as the Company’s US Exploration Manager, effective May 18, 2017.

Dr. Jacob Margolis has 28 years of professional experience in gold exploration in the western U.S. and in British Columbia.

He has extensive experience in a variety of gold-silver deposit settings, including epithermal volcanic-hosted, sediment-hosted Carlin-type and porphyry gold-copper systems in the Great Basin and elsewhere. He is experienced in exploration methods, including geophysics, remote sensing, geochemistry, geologic mapping and sampling, structural analysis, geographic information systems, 3D modeling, alteration mapping and drilling, and he has successfully evaluated, developed and managed many exploration projects in Nevada.

He has held positions in senior exploration management with major mining companies as well as with the junior sector, including exploration manager at open-pit and underground gold mining operations in Nevada and exploration manager and vice president directing regional generative exploration programs.

Catalin Chiloflischi, CEO of Canarc Resource Corp stated: “I am thrilled and excited to have someone of Jacob Margolis’ experience and caliber join the Canarc team. His knowledge and extensive exploration experience in Nevada will provide Canarc the skills and leadership it needs to effectively advance it’s Nevada property portfolio and contribute to continued portfolio growth through his knowledge of Great Basin projects and activity”.

The appointment of an experienced Nevada exploration manager is a crucial step for Canarc achieving its goals of unlocking value from the ten Nevada properties it obtained with its acquisition of American Innovative Minerals in March 2017.

The Fondaway Canyon property is the most advanced project with a 43-101 compliant Indicated resource of 409,000 ounces of gold at an average grade of 6.18 g/t gold and an Inferred resource of 660,000 ounces of gold at an average grade of 6.4 g/t gold using a cut-off grade of 3.43 g/t gold.

The 2017 exploration program will initially focus on the Fondaway Canyon property where management’s initial review recognized significant potential to expand the resource along strike and at depth. The program will include a more detailed evaluation of all existing data plus detailed field mapping to identify the most prospective areas for resource additions followed by an exploration drilling program in the fall.

The evaluation and exploration of the other properties in the portfolio will be undertaken following completion of the Fondaway Canyon exploration program.

Canarc is looking forward to exploration successes as it explores these US properties over the next several years.

Catalin Chiloflischi

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in Nevada and BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned completion of the Acquisition, potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.